P 612-672-8200 F 612-672-839	3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota
www.maslon.com	55402-4140

December 21, 2007	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

Via EDGAR, Facsimile and Federal Express

Ms. Katherine Wray
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20249

Re:	URON Inc. (the “Company”)
Information Statement on Schedule 14F-1
Filed December 14, 2007
File No. 005-81924

Dear Ms. Wray:

This letter responds on behalf of the Company to the comment letter from the Commission dated December 20, 2007 with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company. Together with this letter, we are submitting a supplement to our Schedule 14F-1 (the “Supplement”) under EDGAR Code SC 14F1/A to correct certain information in our December 14, 2007 filing (please see our response to your comment no. 3 below). For your convenience I am also enclosing a marked copy of beneficial ownership section to show changes made thereto as part of the supplement.

General

1.
Please tell us in your response letter the precise legal method by which the new directors will be installed with particular attention to how this can be accomplished under Minnesota law and your organizational documents without any apparent action on the part of your shareholders. In this regard, we note that Section 9(d) of the Agreement and Plan of Merger and Reorganization filed as Exhibit 2.1 to your Form 8-K filed December 14, 2007, appears to contemplate approval of the proposed transaction by Uron shareholders. Please tell us whether approval of the Uron shareholders has been or is expected to be obtained for the proposed transactions, and if so, how such approval was or will be obtained.

Section 3.02 of the Company’s bylaws read, in its entirety:

“The number of directors shall be the number last elected by the shareholders; provided that between regular meeting of shareholders the Board of Directors may increase the authorized number of directors and elect persons to fill the new positions. Directors need not be shareholders. Each of the directors shall hold office until the regular meeting of the shareholders next held after his election, until his successor shall have been elected and shall qualify, or until he shall resign or shall have been removed as hereinafter provided.”

Section 3.02 of the Company’s bylaws was amended and restated at the Company’s most recent annual shareholder meeting, held on Friday, May 25, 2007. The proposal to amend and restate Section 3.02 of the bylaws was one of the items set forth in the Company’s Definitive Proxy Statement filed on April 23, 2007. As such, the approval of the amendment was not disclosed in an 8-K filing after the annual shareholder meeting (as permitted by Item 5.03(a) of Form 8-K). In addition, Minnesota corporate law allows the bylaws of a corporation to grant that corporation’s board of directors authority to increase the size of the board and appoint directors. Please see Minnesota Statutes, §§ 302A.203 and 302A.205.

In light of the amended bylaw, the Company’s sole director will, at the closing of the merger transaction, approve an increase in the number of directors comprising the board of directors and will appoint the individuals identified in the Schedule 14F-1.

Section 9(d) of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) appears to read as if the approval of Uron shareholders must be obtained as a condition to the closing (in favor of Wyoming Financial Lenders, Inc.). Nevertheless, the parties to the Merger Agreement agree that this is not the intent of that provision, and that only the approval of the board of directors of Uron (as opposed to the approval of both the board of directors and sole shareholder of “Merger Sub,” as defined in the Merger Agreement) is a condition to the closing. Minnesota corporate law does not require the Uron shareholders to approve the Merger Agreement or the merger transaction contemplated thereby, since Uron itself is not a constituent entity to the merger. Please see Minnesota Statutes, §§ 302A.601 through 691. In sum, there has never been an intention to obtain the approval of Uron shareholders for the transactions contemplated by the Merger Agreement, and such approval will not be sought.

2.
We note from your filing that you intend to effect a reverse stock split on December 21, 2007. Please advise in your response letter why you believe the approval of your shareholders for the reverse split is not required under Minnesota law. In addition, please tell us whether you have disclosed, or intend to disclose, to your shareholders why you deem their approval to be unnecessary for this action. If not, please explain your rationale for not making this information known to your shareholders.

Minnesota Statutes, § 302A.402, subdivision 3, permits the board of directors of a Minnesota corporation to effect a stock combination without the approval of that corporation’s shareholders whenever (i) the rights or preferences of the holders of outstanding shares will not be adversely affected, and (ii) the percentage of authorized shares of any class or series remaining unissued after the combination will not exceed the percentage of authorized shares of that class or series that were unissued before the combination.

In this case, the Company has only one class of stock outstanding—common stock. The rights and preferences of the Company’s common stock will be completely unaffected by the stock combination as no limitations, qualifications or restrictions will be placed on such shares. Furthermore, fractional shares occurring as a result of the stock combination will be rounded up, so that there will be no greater percentage of authorized but unissued common stock immediately after the stock combination than there was immediately before. Based on the foregoing, Minnesota law does not require the approval of Uron shareholders for the contemplated stock combination.

Minnesota law has deemed the approval of Uron shareholders to be unnecessary in this instance; not Uron itself. Beyond that, the Company has limited resources and its board of directors has determined that it does not wish to expend the time, money and effort that would be attendant to holding a shareholder meeting not required by law. Furthermore, the board of directors and the Company’s management has determined that the transaction contemplated by the Merger Agreement will be advantageous to the Company and its shareholders and did not, and does not, wish to delay the consummation of the transaction by noticing and holding one or more shareholder meetings not required by applicable law.

Notwithstanding the foregoing, the Company has repeatedly informed its shareholders about the possibility, and ensuing intent and requirement to effect the stock combination in connection with the Merger Agreement. Specifically, please refer to the Company’s 8-K filed on December 3, 2007, the Schedule 13D filed by Mr. Chris Larson (and accompanying Exhibit 10.1), the Company’s 8-K filed on December 14, 2007 (and accompanying Exhibit 2.1), and the Schedule 14F-1 itself.

Security Ownership of Certain Beneficial Owners and Management, page 4

3.
Please provide us with a detailed explanation of the calculations you used to project that there will be 7,531,025 common shares outstanding following the merger, as noted in footnote 2 to the beneficial ownership table.

The 7,531,025 common share figure results from the following calculations:

•	7,710,250 common shares outstanding prior to the stock combination, which become approximately 771,025 shares after the stock combination.

•
4,025,000 common shares anticipated to be issued to new investors in a private placement offering (with respect to which the receipt of $4 million in gross proceeds is a closing condition to the merger). This figure includes 1,071,875 shares issuable to Mr. Christopher Larson pursuant to a subscription agreement.

•	1,125,000 common shares anticipated to be issued in the merger itself to the current stockholders of Wyoming Financial Lenders, Inc.

•
an aggregate of 1,600,000 common shares anticipated to be issued in connection with the merger upon exercise of outstanding options and warrants. This figure includes shares issuable upon exercise of options held by Messrs. Steven Staehr, David Stueve, Richard Horner, Ted Dunhan, Brian Chaney, John Quandahl, John Richards and Tom Griffith, and Ms. Rose Piel (for all of whom the exercise price of the applicable options is $0.01 per share, with such options being exercisable only upon the closing of the merger).

This numbers underlined in the bulleted paragraphs add up to 7,521,025. While reviewing the table and notes to prepare our response to this comment, we discovered that this figure—used to calculate beneficial ownership percentages—inadvertently omitted the inclusion of 400,000 common shares issuable to Lantern Advisors, LLC pursuant to a contingent warrant exercisable only upon the closing of the merger (the exercise price of which is $0.01 per share). Therefore, the Company should have used 7,921,025 as its post-merger common share figure. The Supplement incorporates this new share figure and new percentages that result therefrom.

* * * * *
Please do not hesitate to contact me at (612) 672-8305 or Daniel P. Preiner at (612) 672-8317, with any questions concerning the responses included in this letter on behalf of the Company.

Best regards, Paul D. Chestovich